Exhibit 99.2

January 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nexters Inc. and, until the date of April 29, 2022, we reported on the consolidated financial statements of Nexters Inc. as of and for the years ended December 31, 2021 and 2020. On January 11, 2023, we resigned.

We have read Nexters Inc.’s statements included in Exhibit 99.1 of the Form 6-K dated January 17, 2023, and we agree with the statements contained in the second, fourth and sixth paragraphs therein. We are not in a position to agree or disagree with other statements of Nexters Inc. contained therein.

JSC “Kept”

Moscow, Russia